United States securities and exchange commission logo





                           June 30, 2021

       Lee Jacobson
       Chief Executive Officer
       Robot Cache US Inc.
       5910 Pacific Center Boulevard, Suite 300
       San Diego, California 92121

                                                        Re: Robot Cache US Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed June 28, 2021
                                                            File No. 024-11431

       Dear Mr. Jacobson:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Gary J. Ross